UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Opendoor Technologies Inc.
(Exact name of registrant as specified in its charter)

Delaware	30-1318214
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

410 N. Scottsdale Road, Suite 1000 Tempe, AZ	85288
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title for each class to be so registered	Name of each exchange on which each class is to be registered

Series K Warrants, each whole warrant exercisable to purchase one share of Common Stock at an exercise price of $9.00 per warrant	The Nasdaq Stock Market LLC

Series A Warrants, each whole warrant exercisable to purchase one share of Common Stock at an exercise price of $13.00 per warrant	The Nasdaq Stock Market LLC

Series Z Warrants, each whole warrant exercisable to purchase one share of Common Stock at an exercise price of $17.00 per warrant	The Nasdaq Stock Market LLC

 If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: N/A

Item 1.	Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are warrants (the “Warrants”) to be distributed to record holders of the common stock, par value $0.0001 per share (the “Common Stock”) of Opendoor Technologies Inc. (the “Company”), in the form of warrants to purchase Common Stock. The Warrants will be distributed on or around November 21, 2025 (the “Distribution Date”) to the record holders of Common Stock as of the close of business on November 18, 2025 (the “Record Date”). Each registered holder of Common Stock on the Record Date will receive three (3) series of Warrants—Series K, Series A, and Series Z—one (1) Warrant of each series for every thirty (30) shares of Common Stock held, rounded down to the nearest whole number. Holders may exercise their Warrants for shares of Common Stock as specified under the terms of the warrant agreement to be entered into between the Registrant and Equiniti Trust Company, LLC, as Warrant Agent (the “Warrant Agreement”), the form of which is included as Exhibit 4.1 hereto.

The Registrant has applied to list each series of the Warrants to be registered hereby on the Nasdaq Stock Market LLC (the “Nasdaq”) under the symbol “OPENW” for the Series K Warrants, under the symbol “OPENL” for the Series A Warrants, and under the symbol “OPENZ” for the Series Z Warrants.

On the Distribution Date, record holders of Common Stock will receive one (1) Warrant of each series for every thirty (30) shares of Common Stock they hold as of the Record Date. Holders of the Company’s 7.00% Convertible Senior Notes due 2030 (the “2030 Convertible Notes”) will also receive, at the same time and on the same terms as holders of Common Stock, Warrants, without having to convert such holder’s 2030 Convertible Notes, as if such holder held a number of shares of Common Stock equal to the product of (i) the conversion rate applicable to the 2030 Convertible Notes in effect on the Record Date and (ii) the aggregate principal amount (expressed in thousands) of 2030 Convertible Notes held by such holder on the Record Date.

No fractional Warrants will be issued, and any such fractions that would otherwise be issuable will be rounded down as set forth in the Warrant Agreement.

Each Warrant will initially entitle the holder thereof to purchase, at the holder’s sole and exclusive election, at a cash exercise price of $9.00 per Series K Warrant, $13.00 per Series A Warrant and $17.00 per Series Z Warrant, one share (as adjusted as described below, the “Warrant Exercise Rate”) of Common Stock.

The Warrants will expire and cease to be exercisable at 5:00 p.m. New York City time on November 20, 2026 (the “Expiration Date”), which may be automatically accelerated as specified in the Warrant Agreement (and the Company may elect a later alternate expiration date) for a particular series of Warrants if, within any period of thirty (30) consecutive trading days after the Distribution Date, there are at least twenty (20) trading days (whether or not consecutive) on which the daily volume‑weighted average price of the Common Stock exceeds the applicable early expiration trigger price for such series of the Warrants.

The Warrant Exercise Rate is subject to certain adjustments for events including: (i) stock dividends, splits, subdivisions, reclassifications and combinations, (ii) rights issues, (iii) other distributions and spin-offs, (iv) cash dividends or distributions, and (v) shareholder rights plans, in each case as set forth in the Warrant Agreement.

The distribution of the Warrants has not been registered under the Securities Act of 1933, as amended, (the “Securities Act”) because the issuance of a dividend in the form of a Warrant for no consideration is not a sale or disposition of a security or interest in a security for value pursuant to Section 2(a)(3) of the Securities Act. The Registrant will file a prospectus supplement under its shelf registration statement registering the shares of Common Stock underlying the Warrants.

The description of the Warrants contained in a form of prospectus or prospectus supplement relating to the Warrants subsequently filed by the Registrant pursuant to Rule 424(b) under the Securities Act shall be deemed to be incorporated by reference herein.

Item 2.	Exhibits.

The following exhibit is filed as part of this registration statement:

No.	Exhibit
4.1	Form of Warrant Agreement between Equiniti Trust Company, LLC and the Registrant (including the form of Warrant)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2025

Opendoor Technologies Inc.

By:	/s/ Kaz Nejatian
Name: Kaz Nejatian
Title: Chief Executive Officer